

May 19, 2011

By U.S. Mail and facsimile to (720) 283-2451

Mr. David L. Messenger, Chief Financial Officer
UDR, Inc.
United Dominion Realty, L.P.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re: UDR, Inc.**
> **United Dominion Realty, L.P.**
> **Form 10-K for the year ended December 31, 2010**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File No. 001-10524 and File No. 333-156002-01**

Dear Mr. Messenger:

We have reviewed your response letter dated April 27, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1. Business, page 2

1. We note your response to comment 2. We continue to believe that investors should be able to determine when properties included in the same store community segment in the prior period have been removed in the current period as a result of no longer meeting the definition of "stabilized" or because of redevelopment plans. In future filings, please provide appropriate disclosure.

Alternatively, please explain how investors already have access to this information.

Financial Statements

United Dominion Realty, L.P.

Note 9. Capital Structure

Limited Partnership Units, page 141

2. We have considered your response to comment six relating to the presentation of non-affiliated limited partners' units in permanent capital. We note your assertion that the obligation to settle the redemption of those units in cash or the Company's common stock is not an obligation of the Operating Partnership, despite the fact that the Company is assuming cash settlement for those units. Please tell us how settlement of the redemption requests would occur to the extent the REIT is unable to deliver common shares in satisfaction of the redemption requests. Explain how the Company would have an ability to settle in cash without the Operating Partnership also having a cash obligation to fund the settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Mr. David L. Messenger
Chief Financial Officer
UDR, Inc.
May 19, 2011
Page 3

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 with any other questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant